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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934



                         TANNING TECHNOLOGY CORPORATION
                                (Name of Issuer)

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                  87588P 10 1
                                 (CUSIP Number)

                                LARRY G. TANNING
                       C/O TANNING TECHNOLOGY CORPORATION
                     4600 SOUTH SYRACUSE STREET, SUITE 300
                             DENVER, COLORADO 80237
                                 (303) 220-9944

                                WITH A COPY TO:

                                BRIAN D. BEGLIN
                             BINGHAM MCCUTCHEN LLP
                                399 PARK AVENUE
                            NEW YORK, NEW YORK 10022
                                 (212) 705-7204
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                 MARCH 21, 2003
            (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. 1-1 [X]

-------------------------------------------------------------------------------

1.  Names of Reporting Persons.
    I.R.S. Identification Nos. of above persons (entities only).

    Tanning Family Partnership, L.L.L.P.
-------------------------------------------------------------------------------

2.  Check the Appropriate Box if a Member of a Group (See Instructions)

    (a)  [X]

    (b)
-------------------------------------------------------------------------------

3.  SEC Use Only
-------------------------------------------------------------------------------

4.  Source of Funds (See Instructions)     OO
-------------------------------------------------------------------------------

5.  Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
    or 2(e)    [ ]
-------------------------------------------------------------------------------

6.  Citizenship or Place of Organization  Colorado
-------------------------------------------------------------------------------

Number of         7.   Sole Voting Power    0
Shares Bene-      -------------------------------------------------------------
ficially Owned    8.   Shared Voting Power      2,887,647
by Each           -------------------------------------------------------------
Reporting         9.   Sole Dispositive Power     0
Person With       -------------------------------------------------------------
                  10.  Shared Dispositive Power      2,887,647
                  -------------------------------------------------------------

11.  Aggregate Amount Beneficially Owned by Each Reporting Person    2,887,647
-------------------------------------------------------------------------------

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
-------------------------------------------------------------------------------

13.  Percent of Class Represented by Amount in Row (11)         13.9%
-------------------------------------------------------------------------------

14.  Type of Reporting Person (See Instructions)       PN

-------------------------------------------------------------------------------

1.  Names of Reporting Persons.
    I.R.S. Identification Nos. of above persons (entities only).

    Christine A. Tanning
-------------------------------------------------------------------------------

2.  Check the Appropriate Box if a Member of a Group (See Instructions)

    (a)   [X]

    (b)
-------------------------------------------------------------------------------

3.  SEC Use Only
-------------------------------------------------------------------------------

4.  Source of Funds (See Instructions)     OO
-------------------------------------------------------------------------------

5.  Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
    or 2(e)   [ ]
-------------------------------------------------------------------------------

6.  Citizenship or Place of Organization  United States of America
-------------------------------------------------------------------------------

Number of         7.   Sole Voting Power    94,288
Shares Bene-      -------------------------------------------------------------
ficially Owned    8.   Shared Voting Power    0
by Each           -------------------------------------------------------------
Reporting         9.   Sole Dispositive Power     94,288
Person With       -------------------------------------------------------------
                  10.  Shared Dispositive Power      0
                  -------------------------------------------------------------

11.  Aggregate Amount Beneficially Owned by Each Reporting Person    94,288
-------------------------------------------------------------------------------

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
-------------------------------------------------------------------------------

13.  Percent of Class Represented by Amount in Row (11)         1.0%
-------------------------------------------------------------------------------

14.  Type of Reporting Person (See Instructions)       IN

-------------------------------------------------------------------------------

1.  Names of Reporting Persons.
    I.R.S. Identification Nos. of above persons (entities only).

    Courtney Rose Corporation
-------------------------------------------------------------------------------

2.  Check the Appropriate Box if a Member of a Group (See Instructions)

    (a)  [X]

    (b)
-------------------------------------------------------------------------------

3.  SEC Use Only
-------------------------------------------------------------------------------

4.  Source of Funds (See Instructions)     OO
-------------------------------------------------------------------------------

5.  Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
    or 2(e)    [ ]
-------------------------------------------------------------------------------

6.  Citizenship or Place of Organization  Colorado
-------------------------------------------------------------------------------

Number of         7.   Sole Voting Power    0
Shares Bene-      -------------------------------------------------------------
ficially Owned    8.   Shared Voting Power   2,887,647
by Each           -------------------------------------------------------------
Reporting         9.   Sole Dispositive Power     0
Person With       -------------------------------------------------------------
                  10.  Shared Dispositive Power     2,887,647
                  -------------------------------------------------------------

11.  Aggregate Amount Beneficially Owned by Each Reporting Person     2,887,647
-------------------------------------------------------------------------------

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
-------------------------------------------------------------------------------

13.  Percent of Class Represented by Amount in Row (11)         13.9%
-------------------------------------------------------------------------------

14.  Type of Reporting Person (See Instructions)       CO

-------------------------------------------------------------------------------

1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     Larry G. Tanning
-------------------------------------------------------------------------------

2.   Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)   [X]

     (b)
-------------------------------------------------------------------------------

3.   SEC Use Only
-------------------------------------------------------------------------------

4.   Source of Funds (See Instructions)     OO
-------------------------------------------------------------------------------

5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
     2(d) or 2(e)    [ ]
-------------------------------------------------------------------------------

6.   Citizenship or Place of Organization  United States of America
-------------------------------------------------------------------------------

Number of         7.   Sole Voting Power    200,362
Shares Bene-      -------------------------------------------------------------
ficially Owned    8.   Shared Voting Power   2,887,647
by Each           -------------------------------------------------------------
Reporting         9.   Sole Dispositive Power     200,362
Person With       -------------------------------------------------------------
                  10.  Shared Dispositive Power     2,887,647
                  -------------------------------------------------------------

11.  Aggregate Amount Beneficially Owned by Each Reporting Person    3,088,009
-------------------------------------------------------------------------------

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
-------------------------------------------------------------------------------

13.  Percent of Class Represented by Amount in Row (11)         14.8%
-------------------------------------------------------------------------------

14.  Type of Reporting Person (See Instructions)       IN

-------------------------------------------------------------------------------

1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).


     Dale Kutnick*
-------------------------------------------------------------------------------

2.   Check the Appropriate Box if a Member of a Group (See Instructions)

     (a) [X]

     (b)
-------------------------------------------------------------------------------

3.   SEC Use Only
-------------------------------------------------------------------------------

4.   Source of Funds (See Instructions)     PF
-------------------------------------------------------------------------------

5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
     2(d) or 2(e)    [ ]
-------------------------------------------------------------------------------

6.  Citizenship or Place of Organization  United States of America
-------------------------------------------------------------------------------

Number of         7.   Sole Voting Power    2,000
Shares Bene-      -------------------------------------------------------------
ficially Owned    8.   Shared Voting Power    0
by Each           -------------------------------------------------------------
Reporting         9.   Sole Dispositive Power     2,000
Person With       -------------------------------------------------------------
                  10.  Shared Dispositive Power     0
                  -------------------------------------------------------------

11.  Aggregate Amount Beneficially Owned by Each Reporting Person      2,000
-------------------------------------------------------------------------------

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
-------------------------------------------------------------------------------

13.  Percent of Class Represented by Amount in Row (11)   Less than 1/10 of 1%
-------------------------------------------------------------------------------

14.  Type of Reporting Person (See Instructions)       IN



---------------------

*  Owned by Mr. Kutnick's individual retirement account.

-------------------------------------------------------------------------------

1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     Henry F. Skelsey
-------------------------------------------------------------------------------

2.   Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)   [X]

     (b)
-------------------------------------------------------------------------------

3.   SEC Use Only
-------------------------------------------------------------------------------

4.   Source of Funds (See Instructions)     PF
-------------------------------------------------------------------------------

5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
     2(d) or 2(e)    [ ]
-------------------------------------------------------------------------------

6.   Citizenship or Place of Organization  United States of America
-------------------------------------------------------------------------------

Number of         7.   Sole Voting Power    1,528,760*
Shares Bene-      -------------------------------------------------------------
ficially Owned    8.   Shared Voting Power   100,000
by Each           -------------------------------------------------------------
Reporting         9.   Sole Dispositive Power     1,528,760*
Person With       -------------------------------------------------------------
                  10.  Shared Dispositive Power     100,000
                  -------------------------------------------------------------

11.  Aggregate Amount Beneficially Owned by Each Reporting Person    1,628,760*
-------------------------------------------------------------------------------

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
-------------------------------------------------------------------------------

13.  Percent of Class Represented by Amount in Row (11)     7.4%*
-------------------------------------------------------------------------------

14.  Type of Reporting Person (See Instructions)       IN



-----------------------
* Mr. Skelsey is a member of two limited liability companies (the "TTC Investors Group") which together own an aggregate of 4,143,022 shares of Common Stock. Mr. Skelsey has a .3% membership interest in the TTC Investors Group and the Henry F. Skelsey Trust has a .2% membership interest in the TTC Investors Group. Mr. Skelsey has neither voting nor investment power over the shares of Common Stock owned by the TTC Investors Group and therefore is not deemed to have beneficial ownership of such shares.

-------------------------------------------------------------------------------

1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     Henry F. Skelsey Trust*
-------------------------------------------------------------------------------

2.   Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)  [X]

     (b)
-------------------------------------------------------------------------------

3.   SEC Use Only
-------------------------------------------------------------------------------

4.   Source of Funds (See Instructions)     PF
-------------------------------------------------------------------------------

5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
     2(d) or 2(e)   [ ]
-------------------------------------------------------------------------------

6.   Citizenship or Place of Organization  New York
-------------------------------------------------------------------------------

Number of         7.   Sole Voting Power    0
Shares Bene-      -------------------------------------------------------------
ficially Owned    8.   Shared Voting Power   100,000*
by Each           -------------------------------------------------------------
Reporting         9.   Sole Dispositive Power   0
Person With       -------------------------------------------------------------
                  10.  Shared Dispositive Power     100,000*
                  -------------------------------------------------------------

11.  Aggregate Amount Beneficially Owned by Each Reporting Person   100,000
-------------------------------------------------------------------------------

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
-------------------------------------------------------------------------------

13.  Percent of Class Represented by Amount in Row (11)   0.5%
-------------------------------------------------------------------------------

14.  Type of Reporting Person (See Instructions)       00




----------------------------

* The Henry F. Skelsey Trust is a member of the TTC Investors Group. The trust has a .2% membership interest in the TTC Investors Group. The trust has neither voting nor investment power over the shares of Common Stock owned by the TTC Investors Group and therefore is not deemed to have beneficial ownership of such shares.

ITEM 1.   Security and Issuer.

     This statement relates to the common stock, par value $0.01 per share (the "Common Stock"), of Tanning Technology Corporation, a Delaware corporation (the "Issuer"), whose principal executive offices are located at 4600 South Syracuse Street, Suite 300, Denver, Colorado 80237.

ITEM 2.   Identity and Background.

     This statement is filed by Tanning Family Partnership, L.L.L.P. ("TFP"), Courtney Rose Corporation ("CRS"), Larry G. Tanning ("L. Tanning"), Christine
A. Tanning ("C. Tanning"), Dale Kutnick ("Kutnick"), the Henry F. Skelsey Trust (the "Skelsey Trust") and Henry F. Skelsey ("Skelsey") (collectively, the "Reporting Persons"). L. Tanning and C. Tanning are husband and wife.

     TFP is a Colorado limited partnership. CRS is a Colorado corporation. The Skelsey Trust is a New York trust. Each of L. Tanning, C. Tanning, Kutnick and Skelsey is a citizen of the United States.

     The principal business address of each of TFP, CRS, L. Tanning and Skelsey is c/o Tanning Technology Corporation, 4600 South Syracuse Street, Suite 300, Denver, Colorado 80237. The residence address of C. Tanning is 4993 South Elizabeth Circle, Englewood, Colorado 80110. The principal business address of the Skelsey Trust is c/o Peter V. Wall, 34 East Putnam Avenue, Greenwich, Connecticut 06830. The principal business address of Kutnick is c/o META Group, Inc., 208 Harbor Drive, Stamford, Connecticut 06912-0061.

     The principal business of TFP is to own and manage the Common Stock. The principal business for CRS is to serve as the general partner of TFP. The principal business of the Skelsey Trust is to own and manage certain assets, including the Common Stock.

     L. Tanning and C. Tanning own 66.69% and 31.35%, respectively, of the outstanding shares of common stock of CRS. L. Tanning, C. Tanning and CRS own 29.39%, 13.95% and 56.66% of the equity interest in TFP. Skelsey and his wife, Susan W. Skelsey, are trustees of the Skelsey Trust. The residence address of Susan W. Skelsey, who is a housewife, is Sunset Lane, Rye, New York 10580.

     L. Tanning is Chairman of the Board of the Issuer. Skelsey is Vice Chairman of the Board of the Issuer. Kutnick is Chairman of the Board of META Group, Inc., a provider of information services, research, advisory services and strategic consulting. C. Tanning is the managing member of Delivery by Design, LLC, a Colorado limited liability company which is engaged in the shipping business, and whose address is 1600 West Evans Avenue, Suite L, Englewood, Colorado 80110.

     None of the Reporting Persons, nor Susan W. Skelsey, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

ITEM 3.   Source and Amount of Funds or Other Consideration.

     The securities reported in Item 5 as beneficially owned by the Reporting Persons were acquired as follows:

     o TFP acquired 3,715,240 shares of Common Stock, including the 2,887,647 shares of Common Stock which it presently owns, from CRS in exchange for a 100% limited partnership interest in TFP.

     o L. Tanning acquired 200,362 shares of Common Stock through a distribution (for no consideration) from TFP.

     o C. Tanning acquired 94,288 shares of Common Stock through a distribution (for no consideration) from TFP.

     o Skelsey acquired 407,190 shares of Common Stock upon the exercise of stock options issued by the Issuer for total consideration of $1,555,466 in cash paid from his personal funds.

     o The Skelsey Trust acquired 100,000 shares of Common Stock by purchase from Skelsey for total consideration of $382,000 in cash paid from its cash on hand.

     o Kutnick, through his individual retirement account, acquired 2,000 shares of Common Stock in an open market purchase for total consideration of $24,000 in cash paid from his personal funds.

ITEM 4.   Purpose of Transaction.

     L. Tanning, Skelsey and Kutnick have formed TTC Acquisition Corporation, a Delaware corporation ("TTC"). Each of them owns one-third (1/3) of the outstanding capital stock of TTC. L. Tanning is the Chairman and a director of TTC, Skelsey is the President and a director of TTC and Kutnick is a director of TTC.

     TTC intends to seek to acquire 100% of the outstanding Common Stock by means of a merger of TTC with and into the Issuer. The amount of consideration proposed to be paid by TTC to holders of the Common Stock has not yet determined, although it is anticipated that the proposed consideration will consist entirely of cash. After the merger, the board of directors of the Issuer would be replaced by the board of directors of TTC (currently consisting of Tanning, Skelsey and Kutnick) and the Common Stock will be de-listed from NASDAQ and will cease to be registered under the Securities Exchange Act of 1934. Except as set forth in this statement, none of the Reporting Persons currently has any plans or proposals that relate to or would result in any of the actions or transactions described in paragraphs (a) through (j) of Item 4 of the instructions to Schedule 13D. The Reporting Persons reserve the right from time to time to formulate plans or proposals regarding the merger of TTC with the Issuer, to the extent deemed advisable by the Reporting Persons.

ITEM 5.   Interest in Securities of the Issuer.

     (a) As of the date of this statement, the Reporting Persons may be deemed to beneficially own in the aggregate 4,813,092 shares of Common Stock, representing 21.9% of the outstanding Common Stock (the percentage of shares of

Common Stock owned being based upon 20,802,305 shares of Common Stock outstanding at February 10, 2003 as set forth in the Issuer's Annual Report on Form 10-K for the fiscal year ended December 31, 2002).

     (b) The Reporting Persons may be deemed to have direct beneficial ownership of shares of Common Stock as follows:

        Name                  Number of Shares              Percentage

        L. Tanning                200,362                      1.0%
        C. Tanning                 94,288                       .5%
        TFP                     2,887,647                     13.9%
        Skelsey Trust            100,000 1                      .5%
        Skelsey                1,528,760 1,2                   6.9%
        Kutnick                    2,000                        --% 3

     CRS, as the general partner of TFP, may be deemed to possess beneficial ownership of the shares of Common Stock beneficially owned by TFP. L. Tanning, as the majority owner of the outstanding shares of CRS, may be deemed to possess beneficial ownership of the shares of Common Stock beneficially owned by CRS and, therefore, the shares of Common Stock beneficially owned by TFP. Skelsey and Susan W. Skelsey, as co-trustees of the Skelsey Trust, may be deemed to possess beneficial ownership of the shares of Common Stock beneficially owned by the Skelsey Trust.

     L. Tanning, C. Tanning, Skelsey and Kutnick have the direct power to vote or direct the vote, and the direct power to dispose or direct the disposition, of 200,362, 94,288, 1,528,760 and 2,000 shares of Common Stock beneficially owned, respectively.

     TFP has the direct power to vote or direct the vote, and the direct power to dispose or direct the disposition, of 2,887,647 shares of Common Stock. CRS and L. Tanning may be deemed to share with TFP the power to vote or direct the vote and to dispose or direct the disposition of such shares.

     The Skelsey Trust has the direct power to vote or direct the vote, and the direct power to dispose or direct the disposition, of 100,000 shares of Common Stock. Skelsey and Susan W. Skelsey may be deemed to share with the Skelsey Trust the power to vote or direct the vote and to dispose or direct the disposition of such shares.


-----------------

1 Skelsey and the Skelsey Trust are members of two limited liability companies (the "TTC Investors Group") which together hold an aggregate of 4,143,022 shares of Common Stock. Skelsey has a .3% membership interest, and the Skelsey Trust has a .2% membership interest, in the TTC Investors Group. Neither Skelsey nor the Skelsey Trust has voting or investment power over the shares of Common Stock owned by the TTC Investors Group and therefore is not deemed to have beneficial ownership of such shares.

2 Includes 1,221,570 shares of Common Stock which are the subject of presently exercisable stock options.

3 Less than 1/10 of 1%, all of which shares are owned by Kutnick's individual retirement account.

     (c) None of the Reporting Persons or Susan W. Skelsey has effected any transactions in the Common Stock during the past 60 days.

     (d) No person other than the Reporting Persons or Susan W. Skelsey has any right to receive or the power to direct the receipt of dividends from, or the proceeds of the sale of, any of the Common Stock beneficially owned by the Reporting Persons.

     (e) Not applicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     The Issuer, CRS, TFP, L. Tanning and C. Tanning have entered into (i) an Amended and Restated Shareholder Agreement dated July 20, 1999 (the "Shareholders Agreement") with Winsoft Corporation, Hippeli Enterprises, Inc., Larry G. Tanning Irrevocable Trust for the Benefit of His Lineal Descendants, Christine A. Tanning Irrevocable Trust for the Benefit of Her Lineal Descendants, Bipin Agarwal, Toni Hippeli, AEA Tanning Investors, Inc., TTC Investors I LLC, TTC Investors II LLC, TTC Investors IA LLC and TTC Investors IIA LLC (collectively, the "Other Shareholders"); and (ii) an Amended and Restated Registration Rights Agreement dated July 20, 1999 (the "Registration Rights Agreement") with the Other Shareholders, Stephen Brobst and Skelsey.

     Pursuant to the Shareholders Agreement, CRS, TFP, L. Tanning, C. Tanning and the Other Shareholders agree that (i) TFP shall have the right to designate one director, in any class, to the board of directors of the Issuer, (ii) AEA Tanning Investors, Inc., TTC Investors I LLC, TTC Investors II LLC, TTC Investors IA LLC and TTC Investors IIA LLC (collectively, "TTC Investors") shall together have the right to designate one director of a specified class (Class II) of the board of directors of the Issuer and (iii) Winsoft Corporation shall have the right to designate one director, in any class, to the board of directors of the Issuer.

     Pursuant to the Registration Rights Agreement, TTC Investors shall have the right to make a total of two requests for registration of all or part of the shares of Common Stock held by it and shareholders owning a majority of Common Stock held by all shareholders who are parties to the Registration Rights Agreement other than TTC Investors shall have the right to make one request for registration of all or part of the shares of Common Stock held by them, subject in both cases to specified minimum dollar values of the Common Stock to be included in any such registration statement. In addition, all of the shareholders who are parties to the Registration Rights Agreement will have the right to an unlimited number of "piggyback registrations."

     Other than (i) the Shareholders Agreement, (ii) the Registration Rights Agreement, (iii) an understanding among Tanning, Skelsey and Kutnick that TTC will seek to acquire all of the outstanding Common Stock by means of a merger, and that they will vote their shares of Common Stock in favor of such merger, and (iv) the Non-Qualified Stock Option Agreement, dated September 1, 1998, between Skelsey and the Issuer pursuant to which Skelsey has the option to purchase 1,211,570 shares of Common Stock for $3.82 per share, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or between such persons and any other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.   Material to be Filed as Exhibits.

Exhibit 1 Joint Filing Agreement among the Reporting Persons pursuant to Rule 13d-1(k)(l)(iii)

Exhibit 2 Proposal Letter, dated March 21, 2003 from L. Tanning to the Issuer's Financial Advisor.

Exhibit 3 Proposed Letter, dated March 31, 2003, from L. Tanning to the Issuer's Financial Advisor superceding the March 21, 2003 Proposal Letter.

Exhibit 4 Amended and Restated Shareholder Agreement, dated July 20, 1999, among the Issuer, CRS, TFP, L. Tanning, C. Tanning and certain specified parties.

                                   SIGNATURES

     After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    April 1, 2003

                                        TANNING FAMILY PARTNERSHIP, L.L.L.P.


                                        By:  COURTNEY ROSE CORPORATION, its
                                             General Partner


                                             By: /s/ LARRY G. TANNING
                                                ______________________________
                                                Larry G. Tanning, President


                                        COURTNEY ROSE CORPORATION


                                        By: /s/ LARRY G. TANNING
                                           ___________________________________
                                           Larry G. Tanning, President


                                             /s/ LARRY G. TANNING
                                           ___________________________________
                                           Larry G. Tanning


                                            /s/ CHRISTINE A. TANNING
                                           ___________________________________
                                           Christine A. Tanning


                                            /s/ DALE KUTNICK
                                           ___________________________________
                                           Dale Kutnick


                                           HENRY F. SKELSEY TRUST


                                           By: /s/ HENRY F. SKELSEY
                                              ________________________________
                                              Henry F. Skelsey, Co-Trustee


                                              /s/ HENRY F. SKELSEY
                                           ___________________________________
                                           Henry F. Skelsey